April 16, 2014
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Alon USA Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Response dated January 24, 2014
File No. 1-32567
Ladies and Gentlemen:
Set forth below are the responses of Alon USA Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2014, with respect to Form 10-K for Fiscal Year Ended December 31, 2013 (the “2013 Form 10-K”) and Form 10-K for Fiscal Year Ended December 31, 2012 (the “2012 Form 10-K”), filed with the Commission on March 14, 2014 and March 14, 2013, respectively.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for Fiscal Year Ended December 31, 2013

1.
We note that in your response to prior comment 1 you undertook to properly incorporate by reference 10.105 to your annual report on Form 10-K for the fiscal year ended December 31, 2012 in future filings. However, we are unable to locate the Supply and Offtake Agreement between Paramount Petroleum Corporation and J. Aron & Company dated February 28, 2012 in the exhibit index to your annual report on Form 10-K for the fiscal year ended December 31, 2013. Please advise or revise. If you intend to incorporate by reference such agreement to a previously filed exhibit, please ensure that you filed all schedules to such exhibit. Refer to prior comment 2.

RESPONSE:    The Company acknowledges the comment and respectfully notes that the Supply and Offtake Agreement between Paramount Petroleum Corporation and J. Aron & Company dated February 28, 2012 (the “Paramount Agreement”) was superseded by the Supply and Offtake Agreement by and between J. Aron & Company and Alon Supply, Inc., dated May 30, 2012 (the

Securities and Exchange Commission
April 16, 2014

“Alon Supply Agreement”), which was filed as Exhibit 10.86 to the 2013 Form 10-K. The Company understands and has considered the Staff’s view as expressed in Regulation S-K Compliance and Disclosure Interpretation Question 146.06, which provides is that if a company enters into a material agreement, the company must still file that contract in its next periodic report even if the agreement was no longer material to the company by the end of the reporting period. However, because the Paramount Agreement rendered immaterial by the execution of the Alon Supply Agreement, and no longer operative at the time of, the filing of the 2012 Form 10-K, the Company does not believe that filing the Paramount Agreement more than two years after its effective date would provide any material information for investors, particularly in light of the filing of the Alon Supply Agreement, which contains the relevant material information for investors.

2.
We note that in your response to prior comment 2 you undertook to re-file each of the supply and offtake agreements with J. Aron and Company as exhibits to your annual report on Form 10-K for the fiscal year ended December 31, 2013. However, we note that you have not filed Exhibits 10.78, 10.79, 10.81, 10.83 or 10.85 to such annual report to include omitted schedules. Please advise or revise.

RESPONSE:    The Company acknowledges the comment and respectfully notes with respect to each of the following exhibits:

•
Exhibit 10.78 - Amended and Restated Second Amendment to the Supply and Offtake Agreement, dated March 1, 2011, by and between Alon Refining Krotz Springs, Inc. and J. Aron & Company. The Company did not re-file this exhibit to include the omitted schedules because schedules B and D, related to pricing benchmarks and operational volumes, respectively, were superseded by schedules B and D to Exhibit 10.80, which was re-filed by the Company with the 2013 Form 10-K. Schedules J and T to exhibit 10.78 were forms of scheduling protocols and sample trade sheets, which the Company does not believe would be material to an investor.

•
10.79 - Supplemental Agreement to Supply and Offtake Agreement, dated October 31, 2011, between Alon Refining Krotz Springs, Inc. and J. Aron & Company (the “Krotz Supplemental Agreement”). The Company did not re-file this exhibit to include the omitted schedules because schedule C to Krotz Supplemental Agreement only identified the pipeline to which the Krotz Supplemental Agreement related. Such pipeline was identified and discussed in the text of and notes to the consolidated financial statements of the Company included with the 2012 Form 10-K. Schedules A, B and J to exhibit 10.79 were forms of inventory agreements and scheduling protocols, which the Company does not believe would be material to an investor.

•
10.81 - Amendment, dated as of February 1, 2013, to the Amended and Restated Supply and Offtake Agreement, dated May 26, 2010, by and between Alon Refining Krotz Springs, Inc. and J. Aron & Company. The Company did not re-file this exhibit to include the omitted Schedules B-2 and D-2 because the revised schedules reflected immaterial changes to benchmark prices and baseline volumes for product categories.

Securities and Exchange Commission
April 16, 2014

•
10.83 - Supplemental Agreement to Supply and Offtake Agreement, dated October 31, 2011, between Alon USA, LP and J.Aron & Company (the “Big Spring Supplemental Agreement”). The Company did not re-file this exhibit to include the omitted schedule because schedule A to the Big Spring Supplemental Agreement only identified the pipeline to which the Big Spring Supplemental Agreement related. Such pipeline was identified and discussed in the text of and notes to the consolidated financial statements of the Company included with the 2012 Form 10-K.

•
10.85 - Amendment to Supply and Offtake Agreement dated as of February 1, 2013 between J. Aron & Company and Alon USA, LP. The Company did not re-file this exhibit to include the omitted Schedules B-2 and D-2 because the revised schedules reflected immaterial changes to benchmark prices and baseline volumes for product categories.

In order to facilitate review of the Company’s response to comment 2, the Company has provided the response information contained above in chart format attached hereto as Exhibit A. However, should the Staff still deem necessary, the Company will re-file each of the exhibits including the omitted Schedules in its next periodic report under the Securities Exchange Act of 1934.
*    *    *    *    *
In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 16, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.
Very truly yours,

ALON USA Energy Inc.

By:      /s/ Paul Eisman
Name:    Paul Eisman
Title:     President and Chief Executive Officer

cc:    Gillian A. Hobson (Vinson & Elkins L.L.P.)
Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)

Exhibit A

Exhibit No. to the 2013 Form 10-K	Schedules attached to each Exhibit						Description of Exhibit, Status
10.78		B		D	J	T	B: Pricing Benchmark, superseded by schedule to Exhibit 10.80 to the 2013 Form 10-K
D: Operational Volume, superseded by schedule to Exhibit 10.80 to the 2013 Form 10-K
J: Form of scheduling protocol
T: Form of sample trade sheet
10.79	A	B	C		J		A: Form of inventory agreement
B: Form of inventory agreement
C: Description of Asset, subsequently included in disclosure in 2012 Form 10-K and 2013 Form 10-K
J: Form of scheduling protocol
10.81		B-2		D-2			B-2: Immaterial revisions to benchmark prices
D-2: Immaterial revisions to operational volumes
10.83	A						A: Description of Asset, subsequently included in disclosure in 2012 Form 10-K and 2013 Form 10-K
10.85		B-2		D-2			B-2: Immaterial revisions to benchmark prices
D-2: Immaterial revisions to operational volumes